[redacted]

02050087

MANUALLY EXECUTED
0-24790

P.E
7/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2002 (No.2)

SEC MAIL PROCESSING RECEIVED
AUG 02 2002
WASH. D.C. 155 SECTION

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 10556
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No__x

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

On July 30, 2002, the Registrant announced its financial results for the three months and six months ended June 30, 2002. Attached hereto is the press release issued by the Registrant announcing the results.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

TOWER SEMICONDUCTOR LTD. ANNOUNCES SECOND QUARTER AND FIRST HALF 2002 RESULTS

Fab 1 operations turned cash flow positive

Progress in Fab 2 operations and financing

MIGDAL HAEMEK, Israel — JULY 30, 2002 — Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TOWER) today announced results for the second quarter and six months ended June 30, 2002.

Sales for the second quarter of 2002 increased by 38% from first quarter 2002 to $11.6 million as compared with fiscal 2002's first quarter sales of $8.4 million, and as compared to fiscal 2001's second quarter sales of $12.5 million. The company reported a loss for fiscal 2002's second quarter of $11.3 million or $0.39 per share, including non-capitalized Fab 2 expenses (net) of $8.1 million. This is compared to a loss of $12.0 million or $0.47 per share for the first quarter of 2002, including non-capitalized Fab 2 expenses (net) of $6.4 million, and a loss of $9.7 million or $0.46 per share in the second quarter of 2001, including non-capitalized Fab 2 expenses (net) of $3.3 million.

Sales for the six months ended June 30, 2002 were $20.0 million, versus $33.6 million for the six months ended June 30, 2001. The company reported a loss of $23.3 million or $0.86 per share, including non-capitalized Fab 2 expenses (net) of $14.5 million, compared with a loss of $16.8 million or $0.88 per share in the six months ended June 30, 2001, including non-capitalized Fab 2 expenses (net) of $4.8 million.

"Tower's increased sales this past quarter are due to increased demand from most of its customers for both established and new products." said Dr. Yoav Nissan-Cohen, co-CEO of Tower. "However, our customers continue to report lack of visibility and therefore at this point we cannot give firm indications for the fourth quarter and beyond. Despite these uncertainties, we currently foresee moderate growth in the second half of 2002."

"By performing an outstanding job of reducing costs the entire Fab 1 team has succeeded in generating moderate positive cash flow from operations. As a result of these activities, we will enter the next upturn with a more agile and cost-efficient operation."

Tower continued to move forward with its plans for Fab 2, and expects to begin Fab 2 commercial production at the beginning of 2003, as scheduled.

Presently, Tower has several customer projects in progress for Fab 2. Some of these projects are already in the prototyping stage. The company is also vigorously pursuing new business opportunities for Fab 2, as well as for Fab 1. To increase sales and

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marketing efforts in the United States, the company has recently hired high-level executives for Tower Semiconductor USA Inc.

Dr. Nissan-Cohen added that "in line with our financial plan for Fab 2, we have successfully secured a commitment for a $15 million investment from the Ontario Teachers' Pension Plan and are planning to raise additional funds in the coming months. As we have previously reported, we filed a registration statement with the SEC and Israel Securities Authority with respect to a proposed rights offering which we expect to close at the end of September 2002. Our major shareholders have committed to exercise their rights, resulting in minimum gross proceeds of approximately $20 million. The amounts committed to be invested by OTPP and our major shareholders, together with the proceeds from a technology agreement we recently announced, will be sufficient to allow us to meet our July 31, 2002 funding commitments to our banks. Based on the commitment of OTPP and our major shareholders, we expect our July funding commitment to be adjusted to the timetable for the closing of our rights offering."

Also in second quarter 2002, Tower succeeded in advancing Fab 2's technology offerings by signing a development agreement with a leading Japanese semiconductor manufacturer. Dr. Nissan-Cohen commented "We consider this agreement a major step forward for the *micro*FLASH program." Under the terms of the agreement, Tower and its Japanese partner will collaborate on the development of Tower's 0.18-micron *micro*FLASH technology, expediting the introduction of this technology in Fab 2.

Tower will host a conference call to discuss these results on Wednesday, July 31, 2002 at 11:00 a.m. Eastern time / 18:00 Israel time. To participate, call 1-800-360-9685 (U.S. toll-free number) or 1-973-694-6836 (International) and mention ID code: TOWER. Callers in Israel are invited to call local 03-925-5910. The conference call also will be webcast live at www.companyboardroom.com and will be available thereafter for replay for 90 days, starting at 2:00 p.m. Eastern time on the day of the call.

About Tower Semiconductor LTD

Tower Semiconductor Ltd., an independent wafer manufacturer, provides design support, manufacturing and turnkey services for integrated circuits (ICs) on silicon wafers in geometries from 1.0 to 0.18 microns. Tower strategically focuses on advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. The company is now prototyping 0.18 micron products in its new fabrication facility, Fab 2. When complete, Fab 2 will offer 0.18 micron and below process technologies, produce up to 33,000 200mm wafers per month and employ approximately 1,100 people. Fab 2 features advanced CMOS technology licensed from Toshiba Corporation (NIKKEI: TSE), as well as foundry-standard technology, which is applicable to digital, mixed-signal, CMOS image-sensor and flash memory processes. Tower maintains a Web site at www.towersemi.com.

Safe Harbor

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and

uncertainties include, without limitation, risks and uncertainties associated with (i) satisfaction of all conditions precedent to the closing of the agreement with OTPP, including the condition that Tower complete an additional $15 million financing; (ii) extension by Tower's banks of the July 31 deadline to raise an aggregate of $39 million in additional equity and/or wafer partner investments, (iii) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (iv) obtaining additional business from new and existing customers, (v) obtaining additional financing for the Fab 2 project from equity and/or wafer partners and/or other sources, (vi) any failure by Tower to raise additional funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to reach an agreement with its banks to extend the deadlines to raise additional financing in 2002 and 2003, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the loans and exercise its liens against Tower's assets, (vii) a declaration of default by Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (viii) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (ix) completing the construction of a new wafer manufacturing facility, (x) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, (xi) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies and (xii) ramp-up of production at Fab 2.

A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included at ``Item 3. Key Information--Risk Factors" in Tower's most recent Annual Report on Form 20-F, and the Company's report on Form 6-K for the month of April 2002, as filed with the Securities and Exchange Commission.

###

PR Agency Contact	*Investor Relations Contact*	*Corporate Contact*
Julie Lass	**Sheldon Lutch**	**Tamar Cohen**
Loomis Group	Fusion IR & Communications	Tower Semiconductor Ltd.
+1 (512) 457 9400	+1 (212) 268 1816	+972-4650-6998
lassj@loomisgroup.com	sheldon@fusionir.com	pr@towersemi.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

(dollars in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,	
	2002	2001	2002	2001
SALES	$ 20,042	$ 33,626	$ 11,622	$ 12,544
COST OF SALES (1)	28,640	44,002	15,246	20,567
GROSS LOSS	(8,598)	(10,376)	(3,624)	(8,023)
OPERATING COSTS AND EXPENSES				
Research and development (2)	6,542	4,424	3,570	2,406
Marketing, general and administrative (3)	7,127	7,799	3,708	4,286
	13,669	12,223	7,278	6,692
OPERATING LOSS	(22,267)	(22,599)	(10,902)	(14,715)
FINANCING INCOME (EXPENSE), NET (4)	(800)	1,730	(151)	1,245
OTHER INCOME (EXPENSE), NET (5)	(238)	4,037	(238)	3,740
LOSS FOR THE PERIOD	$ (23,305)	$ (16,832)	$ (11,291)	$ (9,730)
BASIC LOSS PER ORDINARY SHARE				
Loss per share (6)	$ (0.86)	$ (0.88)	$ (0.39)	$ (0.46)

(1) Cost of sales for the six and three months ended June 30, 2002 includes $3.4M and $2.2M of non-capitalized expenses relating to Fab2, respectively [$1.8M and $1.3M in the six and three months ended June 30, 2001, respectively].

(2) Research and development expenses for the six and three months ended June 30, 2002 include $5.9M and $3.2M of non-capitalized expenses relating to Fab2, respectively [$1.3M and $1.1M in the six and three months ended June 30, 2001, respectively].

(3) Marketing, general and administrative expenses for the six and three months ended June 30, 2002 include $4.6M and $2.4M of non-capitalized expenses relating to Fab2, respectively [$3.4M and $2.1M in the six and three months ended June 30, 2001, respectively].

(4) Financing income (expense), net for the six and three months ended June 30, 2002 includes $(0.4)M and $(0.1)M of non-capitalized expenses, net relating to Fab2, respectively [$1.8M and $1.1M in the six and three months ended June 30, 2001, respectively].

(5) Other income (expense), net for the six and three months ended June 30, 2002 includes $(0.2)M and $(0.2)M of non-capitalized expenses, net relating to Fab2, respectively [0 in the six and three months ended June 30, 2001].

(6) Basic and diluted loss per share in accordance with U.S. GAAP would be $0.86 and $0.39 for the six and three months ended June 30, 2002 [$0.92 and $0.46 in the six and three months ended June 30, 2001, respectively].

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data)

	June 30, 2002 (unaudited)	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 8,885	$ 19,610
Short-term interest-bearing deposits	7,000	10,044
Cash and short-term interest-bearing deposits designated for investments relating to Fab 2	26,700	3,548
Trade accounts receivable (net of allowance for doubtful accounts of $215 and $215, respectively)	5,313	3,321
Other receivables	26,441	21,250
Inventories	9,530	8,428
Other current assets	2,465	1,219
Total current assets	86,334	67,420
LONG-TERM INVESTMENTS		
Long-term interest-bearing deposits designated for investments relating to Fab 2	11,606	--
Other long-term investment	6,000	6,000
	17,606	6,000
PROPERTY AND EQUIPMENT, NET	406,881	340,724
OTHER ASSETS	76,719	57,910
TOTAL ASSETS	$ 587,540	$ 472,054
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term debt	$ 4,000	$ 14,000
Trade accounts payable	56,127	64,484
Other current liabilities	7,572	5,271
Total current liabilities	67,699	83,755
LONG-TERM DEBT	195,000	115,000
CONVERTIBLE DEBENTURES	23,448	--
LONG-TERM LIABILITY IN RESPECT OF CUSTOMERS' ADVANCES	32,578	17,910
OTHER LONG-TERM LIABILITIES	7,242	2,584
Total liabilities	325,967	219,249
SHAREHOLDERS' EQUITY		
Ordinary shares, NIS 1 par value - authorized 70,000,000 shares; issued 31,511,228 and 26,297,102 shares, respectively	8,537	7,448
Additional paid-in capital	338,753	307,865
Shareholder receivables and unearned compensation	(99)	(195)
Accumulated deficit	(76,546)	(53,241)
	270,645	261,877
Treasury stock, at cost - 1,300,000 shares	(9,072)	(9,072)
Total shareholders' equity	261,573	252,805
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 587,540	$ 472,054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 30, 2002

By: ______________________
Name: Rafi Levin
Title: Co-Chief Executive Officer